Sticker to Prospectus

     The prospectus for ICON Income Fund Ten, LLC consists of this sticker, the prospectus, dated June 2, 2003, and Supplement No. 1, dated October 22, 2003. Supplement No. 1 describes the equipment portfolio acquired by the Company to date, as well as the status of the offering.

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                            ICON INCOME FUND TEN, LLC

                                SUPPLEMENT NO. 1
                             DATED OCTOBER 22, 2003

                               TO PROSPECTUS DATED
                                  JUNE 2, 2003

Summary

     We are providing you with this supplement, dated October 22, 2003, to update and revise the prospectus dated June 2, 2003. This Supplement No. 1 forms a part of, and must be accompanied or preceded by, the prospectus.

     The primary purposes of this supplement are to:

     o Describe equipment acquired by the Company and the lessee of the equipment; and

     o    Update the status of the offering.


     You should thoroughly review the prospectus and this Supplement No. 1 prior to subscribing for shares.

 Status of the offering and equipment acquisition efforts

     As of October 17, 2003, 10,358.2658 shares had been sold to 429 members, and those members had contributed capital of $10,358,265.78 to the Company. The total price paid for all equipment purchased by the Company since its inception to date is $3,600,000; the source of the funds used to acquire the equipment consisted entirely of proceeds from this offering. We describe below in greater detail the Company's recent equipment acquisition.

         Air Atlanta Icelandic

     Air Atlanta Icelandic is the largest lessor of wide-bodied aircraft to airlines that need extra capacity, according to its marketing materials. Headquartered in Reykjavik, Iceland, Air Atlanta Icelandic operates a fleet of Boeing 747, 757, and 767 aircraft. It provides the aircraft, crew, maintenance and insurance to customers who need additional flight capacity for short periods of time. Air Atlanta Icelandic customers include Aeromar, Air France, Malaysia Airlines and Virgin Atlantic.

     The Company has purchased engine parts that are used inside the engines of Air Atlanta Icelandic's Boeing 767 fleet and are subject to lease with Air Atlanta Icelandic until November 2004. Boeing 767 aircraft account for approximately 30% of Air Atlanta's fleet. We believe that the useful life of the equipment is approximately 20 years. The purchase price for the equipment was $3.6 million in cash.

     Known in the industry as "rotables," the parts purchased by the Company allow Air Atlanta Icelandic to replace worn or damaged components quickly and without delay. Engine parts are typically replaced after the aircraft has flown a set number of hours, or once the plane has reached the recommended number of takeoff and landing cycles. Unlike a consumer product which is usually discarded once it has worn out, parts removed from aircraft engines are remanufactured and re-certified so that they are ready to be used again when needed. This equipment will either be in use on the aircraft or on standby in Kent, England for future use by Air Atlanta Icelandic.

Our Compensation

     Through October 17, 2003, Underwriting Fees, Formation Fees, and the O & O Expense Allowance, totaling $1,242,421.37, have been paid to us and our affiliates in connection with this offering. These fees are described on pages 19 and 20 of the prospectus.